Exhibit (a) (5) (i)
FERRO CORPORATION       1000 Lakeside Avenue       Cleveland, OH       44114-1147 USA       Phone: 216/641-8580

NEWS RELEASE
For Immediate Release
Ferro Corporation Commences Tender Offer for its
6.50% Convertible Senior Notes Due 2013
CLEVELAND, Ohio — July 27, 2010 — Ferro Corporation (NYSE: FOE), announced today that it has commenced a tender offer (the “Tender Offer”) for all of its outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”). The principal amount outstanding on the Convertible Notes is $172.5 million.
The Tender Offer will expire at midnight, New York City time, on August 23, 2010 (the “Expiration Date”), unless extended or terminated by Ferro. Holders of Convertible Notes who validly tender their Convertible Notes on or prior to the Expiration Date, and do not validly withdraw, will receive $1,010 for each $1,000 principal amount of Convertible Notes purchased in the Tender Offer, plus accrued and unpaid interest to, but not including, the settlement date. Convertible Notes that have been tendered may be withdrawn at any time on or prior to the Expiration Date.
In connection with the Tender Offer, Ferro intends to (i) offer to sell, subject to market and other conditions, $250 million aggregate principal amount of senior notes and (ii) enter into a new credit facility. Ferro is currently in negotiations with its existing lenders to enter into a new credit facility, although there can be no assurance that Ferro will be able to reach a definitive agreement with these lenders.
The Tender Offer is conditioned upon the satisfaction of certain conditions set forth in the Offer to Purchase, including the following:
•	Ferro’s successful completion of the senior notes offering; and

•	either (i) Ferro’s entry into, and the availability of funds under, the new credit facility or (ii) Ferro’s entry into an amendment to, or its receipt of a waiver under, the second amended and restated credit agreement governing its existing credit facility that will permit Ferro to repurchase Convertible Notes pursuant to the Tender Offer.
Credit Suisse Securities (USA) LLC is acting as the Dealer Manager for the Tender Offer and Global Bondholder Services Corporation is acting as Information Agent for the Tender Offer.
None of Ferro, any member of its board of directors, the Dealer Manager, the Information Agent, the Depository or the Trustee is making any recommendation to the holders of the Convertible Notes as to whether to tender or refrain from tendering their Convertible Notes pursuant to the Tender Offer. Holders of the Convertible Notes must decide whether they will tender pursuant to the Tender Offer and, if so, how many Convertible Notes they will tender.
The Tender Offer will be made only by means of the Tender Offer documents, including the Offer to Purchase and the related Letter of Transmittal. Questions regarding the Tender Offer may be directed to Credit Suisse Securities (USA) LLC at 800-820-1653 (toll free) or 212-538-2147. Copies of the Tender Offer documents may be obtained at no charge by directing a request by mail to Global Bondholder Services Corporation, 65 Broadway, Suite 404, New York, NY 10006, or by calling 866-873-7700.
This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the Convertible Notes. The Tender Offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
The senior notes offering may be made only by means of a preliminary prospectus supplement and the accompanying prospectus. When available, a copy of the preliminary prospectus supplement and accompanying prospectus related to the senior notes offering may be obtained by contacting the Company, attention: Ferro Corporation Treasury Department, 1000 Lakeside Avenue, Cleveland, Ohio 44114, telephone: 216-875-6264. A copy of the prospectus included in the registration statement may be obtained from the Securities and Exchange Commission’s website at www.sec.gov.
This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any senior notes, nor shall there be any sale of senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
About Ferro Corporation
Ferro Corporation is a leading global supplier of technology-based performance materials for manufacturers. Ferro materials enhance the performance of products in a variety of end markets, including electronics, solar energy, telecommunications, pharmaceuticals, building and renovation, appliances, automotive, household furnishings, and industrial products.
Headquartered in Cleveland, Ohio, the Company has approximately 5,200 employees globally and reported 2009 sales of $1.7 billion.
Cautionary Note on Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of Federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect the Company’s future financial performance include the following:
•	Demand in the industries into which the Company sells its products may be unpredictable, cyclical or heavily influenced by consumer spending;

•	The effectiveness of the Company’s efforts to improve operating margins through sales growth, price increases, productivity gains, and improved purchasing techniques;

•	The Company’s ability to successfully implement and/or administer its restructuring programs;

•	The Company’s ability to access capital markets, borrowings, or financial transactions;

•	The Company’s borrowing costs could be affected adversely by interest rate increases;

•	The availability of reliable sources of energy and raw materials at a reasonable cost;

•	Competitive factors, including intense price competition;

•	Currency conversion rates and changing global economic, social and political conditions;

•	The impact of future financial performance on the Company’s ability to utilize its significant deferred tax assets;

•	Liens on Ferro assets by lenders could affect the Company’s ability to dispose of property and businesses;

•	Restrictive covenants in the Company’s credit facilities could affect strategic initiatives and its liquidity;

•	Increasingly aggressive domestic and foreign governmental regulations on hazardous materials and regulations affecting health, safety and the environment;

•	The Company’s ability to successfully introduce new products;

•	Stringent labor and employment laws and relationships with employees;

•	The Company’s ability to fund employee benefit costs, especially post-retirement costs;

•	Risks and uncertainties associated with intangible assets;

•	Potential limitations on the use of operating loss carryforwards and other tax attributes due to significant changes in the ownership of Ferro’s common stock;

•	The Company’s presence in the Asia-Pacific region where it can be difficult to compete lawfully;

•	The identification of any material weaknesses in internal controls in the future could affect the Company’s ability to ensure timely and reliable financial reports;

•	Uncertainties regarding the resolution of pending and future litigation and other claims;

•	The Company’s inability to pay dividends on our common stock in the foreseeable future;

•	Other factors affecting the business beyond the Company’s control, including disasters, accidents, and governmental actions; and

•	The Company’s ability to successfully complete the proposed senior notes offering, tender offer for the convertible notes and new credit facility.
The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.
This release contains time-sensitive information that reflects management’s best analysis only as of the date of this release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Additional information regarding these risks can be found in our Annual Report on Form 10-K for the period ended December 31, 2009.
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INVESTOR CONTACT:
David Longfellow
Director, Investor Relations, Ferro Corporation
Phone: 216-875-7155
E-mail: longfellowd@ferro.com
MEDIA CONTACT:
Mary Abood
Director, Corporate Communications, Ferro Corporation
Phone: 216-875-6202
E-mail: aboodm@ferro.com